
March 10, 2015

Via E-mail
Mr. Mathew J. White
Chief Financial Officer
Praxair Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

Re:     **Praxair Inc.**
        **Form 10-K for Fiscal Year Ended December 31, 2014**
        **Filed February 25, 2015**
        **File No. 1-11037**

Dear Mr. White:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Selected Financial Data, page 14

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.  We note that you have presented operating cash flows from continuing operations within your Selected Financial Data and your Executive Summary of the 2014 year in review. While presentation of cash flows from operating activities is useful, this data should be considered in the framework of a statement of cash flows which reflects management's decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. Please also present your cash flows from investing and

financing activities. See FRC 202.3 and revise your disclosures accordingly in future filings.

<u>Note 2 - Venezuela Currency Devaluation and Other Charges, page 63</u>

2. We note that Praxair changed the exchange rate it translates its monetary assets and liabilities for its Venezuelan subsidiary effective December 31, 2014. We also note that you state "after considerable analysis, Praxair concluded that the SICAD II rate more accurately reflects the economic reality of its business in Venezuela versus the official exchange rate." Prior to December 31, 2014 and throughout FY 2014 it appears that the official rate was used. Please expand on your disclosure and tell us the factors you considered in your evaluation by identifying any specific events and changes that occurred in the fourth quarter that led to the eventual $131 million charge and why you believe that as of December 31, 2014 the SICAD II rate was the more appropriate. Additionally, please tell us why the official exchange rate continued to be the more appropriate for Praxair prior to that time given that the SICAD II commenced activity in late March 2014. In providing your response please tell us what consideration was given to Praxair's ability and intent to transact at the SICAD II rate and the official exchange rate after March 2014 but prior to December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief